Exhibit 12

ROCKWELL AUTOMATION, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

NINE MONTHS ENDED JUNE 30, 2008

(in millions, except ratio)

EARNINGS AVAILABLE FOR FIXED CHARGES:
Income from continuing operations before income taxes	$632.2
Minority interest in income of subsidiaries	0.8
Undistributed earnings of affiliates	—

633.0

Add fixed charges included in earnings:
Interest expense	52.1
Interest element of rentals	38.4

90.5

Total earnings available for fixed charges	$723.5

FIXED CHARGES:
Fixed charges included in earnings	$90.5
Capitalized interest	1.4

Total fixed charges	$91.9

RATIO OF EARNINGS TO FIXED CHARGES (1)	7.9

(1)

In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for minority interest in income or loss of subsidiaries, undistributed earnings and losses of affiliates, and fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.